SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _______)*

REPUBLIC COMPANIES GROUP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

760349100
(CUSIP Number)

Ulrika Ekman
Greenhill & Co., Inc.
300 Park Avenue
New York, NY 10022
(212)389-1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2006
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________________

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760349100	13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,819,639
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 760349100	13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,819,639
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 760349100	13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCP Managing Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,819,639
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760349100	13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCP 2000, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,819,639
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 760349100	13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,819,639
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760349100	13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,743,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760349100	13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 249,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760349100	13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners (Executives), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760349100	13D	Page 10 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 551,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 760349100	13D	Page 11 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert F. Greenhill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,819,639
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 760349100	13D	Page 12 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott L. Bok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,102
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 38,102
	10	SHARED DISPOSITIVE POWER 2,819,639
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,340,297*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 760349100	13D	Page 13 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert H. Niehaus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,031,450*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,819,639
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,302,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN
*	Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 3,482,556 shares of Common Stock (as hereinafter defined) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement.

     The Reporting Persons (as hereinafter defined) are filing this Schedule 13D to report their entry into the Stockholders Agreement (as hereinafter defined) and to amend and supplement the Schedule 13G originally filed by the Reporting Persons on February 15, 2006 (the “Schedule 13G”). As a result of the Stockholders Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Persons expressly disclaim beneficial ownership of such shares, and this statement shall not be construed as an admission that the Reporting Persons are the beneficial owners of such shares.

Item 1. Security and Issuer.

     This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Republic Companies Group, Inc., a Delaware corporation (the “Company”), with its principal executive office located at 222 Delaware Avenue, Suite 900, Wilmington, Delaware 19801.

Item 2. Identity and Background.

      This Statement is being jointly filed pursuant to Rule 13d-1(a) and 13d-1(k) under the Exchange Act by (i) Greenhill Capital Partners, L.P., a Delaware limited partnership (“GCP”), by virtue of its direct beneficial ownership of Common Stock and entry into the Stockholders Agreement (as defined below) with respect to the Common Stock, (ii) Greenhill Capital Partners (Executives), L.P., a Delaware limited partnership (“GCP Executives”), by virtue of its direct beneficial ownership of Common Stock and entry into the Stockholders Agreement with respect to the Common Stock, (iii) Greenhill Capital, L.P., a Delaware limited partnership (“GC”), by virtue of its direct beneficial ownership of Common Stock and entry into the Stockholders Agreement with respect to the Common Stock, (iv) Greenhill Capital Partners (Cayman), L.P., a Cayman Islands limited partnership (“GCP Cayman”), by virtue of its direct beneficial ownership of Common Stock and entry into the Stockholders Agreement with respect to the Common Stock, (v) GCP, L.P., a Delaware limited partnership (“GCPLP”), in its capacity as a general partner of each of GCP, GCP Executives, GC and GCP Cayman, (vi) GCP 2000, LLC, a Delaware limited liability company (“GCP 2000”), in its capacity as the sole general partner of GCPLP, (vii) GCP Managing Partner, L.P., a Delaware limited partnership (“GCPMP”), in its capacity as managing general partner of each of GCP, GCP Executives, GC and GCP Cayman, (viii) Greenhill Capital Partners, LLC, a Delaware limited liability company (“GCP LLC”), in its capacity as the sole general partner of GCPMP, (ix) Greenhill & Co., Inc., a Delaware Corporation (“Greenhill & Co.”), in its capacity as the sole member of GCP LLC, (x) Robert F. Greenhill, in his capacity as a Senior Member of GCP 2000, (xi) Scott L. Bok, in his capacity as a Senior Member of GCP 2000, and (xii) Robert H. Niehaus, in his capacity as a Senior Member of GCP 2000. The persons and entities described in items (i) through (xii) are referred to herein as the “Reporting Persons”.

      The principal business of each of GCP, GCP Executives, GC and GCP Cayman is making private equity investments. The principal business of GCPLP is serving as a General Partner of each of GCP, GCP Executives, GC and GCP Cayman. The principal business of GCP

Page 14 of 21 Pages

2000 is serving as the General Partner of GCPLP. The principal business of GCPMP is serving as the Managing General Partner of each of GCP, GCP Executives, GC and GCP Cayman. The principal business of GCP LLC is serving as a General Partner of certain merchant banking funds. The principal business of Greenhill & Co. is serving as a holding company for certain businesses engaged in financial services and merchant banking.

      Mr. Greenhill’s principal occupation is serving as Chairman and Chief Executive Officer of Greenhill & Co.

      Mr. Bok’s principal occupation is serving as U.S. Co-President and a Director of Greenhill & Co.

      Mr. Niehaus’ principal occupation is serving as Chairman of GCP LLC and Managing Director of Greenhill & Co.

      The principal business address of each of the Reporting Persons is 300 Park Avenue, New York, NY 10022.

      Information concerning each executive officer, director and controlling person of Greenhill & Co., GCP LLC and GCP 2000 (the “Listed Persons”) is listed on Annex A attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, except as set forth in Annex A, all of the Listed Persons are citizens of the United States.

      During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Persons may have been deemed to have acquired beneficial ownership of 3,482,556 shares of the Common Stock pursuant to the Stockholders Agreement, dated as of August 4, 2006 (the “Stockholders Agreement”), among Arrow Capital US Inc. (“Arrow”), and each of GCP, GCP Cayman, GCP Executives, GC, Brazos Equity Fund 2000, L.P. (“Brazos) and Banc of America Capital Investors SBIC, L.P. (“BACI”, and together with Brazos, the “Other Stockholder Parties”). GCP, GCP Executives, GC, GCP Cayman and the Other Stockholder Parties are collectively referred to herein as the “Stockholders.” The Stockholders Agreement was entered into for the purpose of inducing Arrow to enter into and complete the transactions contemplated by the Merger Agreement (as hereinafter defined), and the Reporting Persons did

Page 15 of 21 Pages

not pay any additional consideration in connection with the execution and delivery of the Stockholders Agreement or the Merger Agreement.

      As a result of transactions occurring prior to the execution of the Stockholders Agreement, the Reporting Persons (excluding GCP, GCP Executives, GC, GCP Cayman and Scott L. Bok) are beneficial owners of 2,819,639 shares of the Common Stock. As a result of transactions occurring prior to the execution of the Stockholders Agreement, each of GCP, GCP Executives, GC, GCP Cayman and Scott L. Bok is a beneficial owner of 1,743,870 shares of Common Stock, 275,256 shares of Common Stock, 551,327 shares of Common Stock, 249,186 shares of Common Stock and 2,857,741 shares of Common Stock, respectively. On August 28, 2003, prior to the Company’s initial public offering, each of GCP, GCP Executives, GC and GCP Cayman purchased certain shares of common and preferred stock of the Company (the “Pre-IPO Shares”) with cash, which shares were converted into an aggregate 2,819,639 shares of Common Stock in connection with the initial public offering of the Company. The funds for the purchases of the Pre-IPO Shares were provided by the limited partners of each of GCP, GCP Executives, GC and GCP Cayman. Following the Company’s initial public offering, Scott L. Bok purchased an aggregate amount of 38,102 shares of Common Stock at various times between February 22, 2006 and March 8, 2006 with cash.

Item 4. Purpose of Transaction.

     GCP, GCP Executives, GC and GCP Cayman entered into the Stockholders Agreement covering the Common Stock to which this Statement relates for the purpose of inducing Arrow to enter into the Agreement and Plan of Merger, dated as of August 4, 2006 (the “Merger Agreement”), among Arrow, Arrow Subsidiary Corporation, a wholly-owned subsidiary of Arrow (“Merger Sub”), Delek Group Ltd. and the Company, and for the purpose of inducing Arrow to complete the transactions contemplated thereby.

      Pursuant to the Stockholders Agreement, each of the Stockholders agreed, among other things, (i) not to sell or otherwise transfer any of their shares of Common Stock of the Company prior to the earlier to occur of the effective time of the Merger (as hereinafter defined) or the date upon which the Merger Agreement is terminated in accordance with its terms, and (ii) to vote (or cause to be voted), all shares of Common Stock that such Stockholder has the power to vote (a) in favor of the Merger and the adoption of the Merger Agreement by the Company and the transactions contemplated thereby, (b) against any Acquisition Proposal (as defined in the Stockholders Agreement) submitted for approval to the stockholders of the Company or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Company’s or Arrow’s obligations under the Merger Agreement not being fulfilled and (c) in favor of any other matter relating to and necessary for the consummation of the transactions contemplated by the Merger Agreement. BACI’s voting obligations under the Stockholders Agreement do not extend to the 1,270,745 shares of Common Stock deposited into a voting trust pursuant to the Voting Trust Agreement (as defined in the Stockholders Agreement).

Page 16 of 21 Pages

      Each Stockholder also granted Arrow an irrevocable proxy coupled with an interest to vote the shares of Common Stock that such Stockholder has the power to vote as provided for in the Stockholders Agreement.

      The Merger Agreement provides, among other things, for Merger Sub to be merged with and into the Company (the “Merger”), upon which the separate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger and as a wholly-owned subsidiary of Arrow.

      As a result of the Merger, (i) each issued and outstanding share of Common Stock of the Company will be cancelled and converted automatically into the right to receive $20.40 in cash and (ii) except as otherwise provided in the Merger Agreement, each Outstanding Option, as defined in Section 2.4 of the Merger Agreement, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the product of the number of shares of Common Stock of the Company that would have been acquired upon the exercise of the Outstanding Option multiplied by the difference between $20.40 and the exercise price per share of the Common Stock subject to such Outstanding Option.

      The consummation of the Merger is subject to various conditions, including the approval by the affirmative vote of a majority of the outstanding shares of Common Stock of the Company and the receipt of certain regulatory and other approvals.

      The foregoing descriptions of the transactions contemplated by the Stockholders Agreement and the Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the respective agreements, copies of which are filed as Exhibits 99.2 and 99.3, respectively. Exhibits 99.2 and 99.3 are specifically incorporated herein by reference in answer to this Item 4.

      Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the Listed Persons, has formulated any plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (e) any material change in the Company’s present capitalization or dividend policy, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Page 17 of 21 Pages

Item 5. Interest in Securities of the Issuer.

(a) Each of the Reporting Persons (excluding GCP, GCP Executives, GC, GCP Cayman and Scott L. Bok) beneficially owns, either directly or indirectly, an aggregate of 2,819,639 shares of Common Stock (approximately 20.0% of the Company’s outstanding Common Stock). GCP beneficially owns 1,743,870 shares of Common Stock (approximately 12.4% of the Company’s outstanding Common Stock). GCP Executives beneficially owns 275,256 shares of Common Stock (approximately 1.9% of the Company’s outstanding Common Stock). GC beneficially owns 551,327 shares of Common Stock (approximately 3.9% of the Company’s outstanding Common Stock). GCP Cayman beneficially owns 249,186 shares of Common Stock (approximately 1.8% of the Company’s outstanding Common Stock). Scott L. Bok may be deemed to beneficially own 2,857,741 shares of Common Stock (approximately 20.3% of the Company’s outstanding Common Stock). Each of Robert F. Greenhill, Scott L. Bok and Robert H. Niehaus expressly disclaims beneficial ownership of the foregoing shares except to the extent of any pecuniary interests therein and except for shares directly owned by such persons.

      By virtue of the Stockholders Agreement, the Reporting Persons and Other Stockholder Parties may be considered members of a “group,” within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act. As a result, each Reporting Person (other than Scott L. Bok) may be deemed, in its capacity as a member of a “group” to beneficially own in the aggregate 6,302,195 shares, or approximately 44.7%, of the issued and outstanding Common Stock, which amount includes 3,482,556 shares attributable to the Other Stockholder Parties. Scott L. Bok may be deemed, in its capacity as a member of a “group” to beneficially own in the aggregate 6,340,297 shares, or approximately 45.0%, of the issued and outstanding Common Stock, which amount includes 3,482,556 shares attributable to the Other Stockholder Parties.

      Pursuant to the Stockholders Agreement, (i) Brazos represented that it beneficially owns 949,795 shares of Common Stock, and (ii) BACI represented that it beneficially owns 2,532,761 shares of Common Stock (including 1,270,745 shares of Common Stock deposited into a voting trust). Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock owned by the Other Stockholder Parties.

      The foregoing calculations of percentage ownership are based on 14,099,390 shares of Common Stock issued and outstanding as of July 31, 2006, as represented by the Company in the Merger Agreement.

(b) The Reporting Persons (excluding GCP, GCP Executives, GC, GCP Cayman and Scott L. Bok) share power to vote and to dispose of 2,819,639 shares of Common Stock. GCP shares the power to vote and to dispose of 1,743,870 shares of Common Stock. GCP Executives shares the power to vote and to dispose of 275,256 shares of Common Stock. GC shares the power to vote and to dispose of 551,327 shares of Common Stock. GCP Cayman shares the power to vote and to dispose of 249,186 shares of Common Stock. Scott L. Bok shares the power to vote and to dispose of 2,819,639 shares of Common Stock and has the sole power to vote and to dispose of 38,102 shares of Common Stock. By virtue of the Stockholders Agreement, however, each of the Reporting Persons may be deemed to have shared power to vote 5,031,450 shares of the Common Stock.

Page 18 of 21 Pages

(c) Except as described in Items 3, 4 and 6 hereto, none of the Reporting Persons and, to the best of each Reporting Persons’ knowledge, none of the Listed Persons has effected a transaction in shares of Common Stock during the past 60 days.

(d) Except as described herein, the Reporting Persons are not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

      See “Item 3. Source and Amount of Funds or Other Consideration” and “Item 4. Purpose of Transaction” for descriptions of the Stockholders Agreement and the Merger Agreement, which descriptions are qualified in their entirety by reference to the full text of the respective agreements, copies of which are attached as Exhibits 99.2 and 99.3 hereto, respectively. Exhibits 99.2 and 99.3 hereto are specifically incorporated herein by reference in answer to this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit	Name

99.1	Joint Filing Agreement, dated as of August 14, 2006 by and among the Reporting Persons	Filed herewith

99.2	Stockholders Agreement, dated as of August 4, 2006, among Arrow Capital US Inc., and each of Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executives), L.P. and Greenhill Capital, L.P., Brazos Equity Fund 2000, L.P. and Banc of America Capital Investors SBIC, L.P.	Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on August 4, 2006 (File No. 51455)

99.3	Agreement and Plan of Merger, dated as of August 4, 2006, among Arrow Capital US, Inc., Arrow Subsidiary Corporation, Delek Group Ltd. and Republic Companies Group, Inc.	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 4, 2006 (File No. 51455)

Page 19 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2006

GREENHILL & CO., INC.

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	U.S. Co-President

GREENHILL CAPITAL PARTNERS, LLC

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GCP MANAGING PARTNER, L.P.
By:	Greenhill Capital Partners, LLC, its general partner
/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Member

GCP 2000, LLC

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GCP, L.P.
By:	GCP 2000, LLC, its general partner
/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Member

Page 20 of 21 Pages

GREENHILL CAPITAL PARTNERS, L.P.
GREENHILL CAPITAL PARTNERS (CAYMAN), L.P.
GREENHILL CAPITAL PARTNERS (EXECUTIVES), L.P.
GREENHILL CAPITAL, L.P.
By:	GCP Managing Partner, L.P., as managing general partner
of each of the foregoing partnerships
By: Greenhill Capital Partners, LLC, its general partner

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

ROBERT F. GREENHILL

/s/ Robert F. Greenhill

SCOTT L. BOK

/s/ Scott L. Bok

ROBERT H. NIEHAUS

/s/ Robert H. Niehaus

Page 21 of 21 Pages

Annex A
GREENHILL & CO., INC
Executive Officers

Name	Title	Citizenship

Robert F. Greenhill	Chairman and Chief Executive	United States
Officer

Scott L. Bok	U.S. Co-President	United States

Simon A. Borrows	Non-U.S. Co-President	United Kingdom

Robert H. Niehaus	Chairman, Greenhill Capital	United States
Partners

John D. Liu	Chief Financial Officer	United States

Harold J. Rodriguez	Managing Director – Finance,	United States
Regulation & Operations, Chief
Compliance Officer and Treasurer

Ulrika Ekman	General Counsel and Secretary	Sweden

Address

Each of such executive officers can be reached c/o: Ulrika Ekman, 300 Park Avenue, New York, NY 10022.

Directors

John C. Danforth is a Director of Greenhill & Co. Inc. Mr. Danforth is a Partner in the law firm of Bryan Cave LLP. The principal address of Bryan Cave LLP is One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, MO 63102-2750.

Steven F. Goldstone is a Director of Greenhill & Co. Inc. Mr. Goldstone manages the Silver Spring Group, a private investment firm. The principal address of the Silver Spring Group is 570 Lexington Avenue, New York, NY 10022.

Stephen L. Key is a Director of Greenhill & Co. Inc. Mr. Key is the sole proprietor of Key Consulting, LLC, a consulting firm. The principal address of Key Consulting, LLC is 222 Richmond St., Suite 202, Providence, Rhode Island 02903.

Isabelle V. Sawhill is a Director of Greenhill & Co. Inc. Ms. Sawhill is a Vice President and Director of Economic Studies at the Brookings Institution. The Brookings Institution is a private nonprofit organization devoted to independent research and policy solutions. The principal address of the Brookings Institution is 1775 Massachusetts Ave., NW Washington, DC 20036.

GREENHILL CAPITAL PARTNERS, LLC
Executive Officers
Name	Title	Citizenship

Robert H. Niehaus	Chairman, Member	United States
of Investment Committee

Robert F. Greenhill	Managing Director,	United States
Member of Investment
Committee

Scott L. Bok	Managing Director,	United States
Member of Investment
Committee

V. Frank Pottow	Managing Director,	United States,
	Member of Investment	Canada
Committee

Harold J. Rodriguez	Chief Financial Officer,	United States
Chief Compliance Officer
and Treasurer

Simon A. Borrows	Member of Investment	United Kingdom
Committee

Kevin A. Bousquette	Managing Director, Member	United States
Of Investment Committee

Ulrika Ekman	Secretary	Sweden
Address

Each of such executive officers can be reached c/o: Ulrika Ekman, 300 Park Avenue, New York, NY 10022.

GCP 2000, LLC
Executive Officers
Name	Title	Citizenship

Robert H. Niehaus	Chairman, Member	United States
Of Investment Committee

Robert F. Greenhill	Managing Director,	United States
Member of Investment
Committee

Scott L. Bok	Managing Director,	United States
Member of Investment
Committee

V. Frank Pottow	Managing Director,	United States
	Member of Investment	Canada
Committee

Harold J. Rodriguez	Chief Financial Officer,	United States
Chief Compliance Officer
and Treasurer

Ulrika Ekman	Secretary	Sweden

Address

Each of such executive officers can be reached c/o: Ulrika Ekman, 300 Park Avenue, New York, NY 10022.